SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of May, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




     RYANAIR CELEBRATES ITS BIGGEST EVER ROUTE LAUNCH FROM LONDON STANSTED

                    WITH A 25% DISCOUNT ON OUR LOWEST FARES


Ryanair, Europe's No 1. Low Fares Airline, today (May 1) launched an incredible 16 new routes from its London Stansted base to destinations across Europe.

Belgium       Ostend - Bruges

Italy:        Palermo

France:       Brest        Clermont Ferrand    Bergerac    Limoges

              La Rochelle  Poitiers            Rodez       Tours

Germany:      Altenburg (Leipzig) Niederrhein (Dusseldorf)  Berlin (Schonefeld)

Holland:      Groningen

UK:           Blackpool

Spain:        Murcia

To match this largest ever route launch, a fabulous 25% OFF OUR LOWEST FARES is on offer, on these exciting new routes and across Ryanair's European route network.

Sinead Finn, Ryanair's Sales Manager for Europe, said:

"What an incredible week we are having, yesterday we commenced flights to 4 new routes to France, Norway and Holland and today we have 16 new destinations and on Saturday we launch Jerez in Spain. That's 21 new routes in one week- It's a record for us and as you know we love making new records!

Ryanair is going to carry 24 million passengers this year and we remain committed to delivering the lowest fares in Europe and to being the No 1 operator on all out routes. We look forward to working with our new airport partners and to what looks like is going to be a very busy summer schedule.

This fantastic 25% off seat sale will only be available on Europe's largest travel website www.ryanair.com from 9.00am Friday 2nd May to Midnight Tuesday 6thMay and we urge you to book early as seats at this massive discount will sell out quickly."

Booking period: 2nd May - midnight 6th May 03

Subject to availability - terms and conditions apply.

ENDS      1st May, 2003

For further information

Please contact:

Paul Fitzsimmons

Tel: 00 353 1 812 1228

Pauline McAlester

Tel: +353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 01 May, 2003
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director